UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 5

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

AirMedia Group Inc.

(Name of the Issuer)

AirMedia Group Inc.

AirMedia Holdings Ltd.

AirMedia Merger Company Limited

Mr. Herman Man Guo

Ms. Dan Shao

Mr. Qing Xu

Wealthy Environment Limited

Global Earning Pacific Limited

Mambo Fiesta Limited

AirMedia ESOP Company Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing two Ordinary Shares

(Title of Class of Securities)

G0135J109

(CUSIP Number)

AirMedia Group Inc. 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 The People’s Republic of China Tel: +86-10-8438-6868	AirMedia Holdings Ltd. AirMedia Merger Company Limited 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 The People’s Republic of China Tel: +86-10-8438-6868

Mr. Herman Man Guo

Wealthy Environment Limited

AirMedia ESOP Company Limited

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Tel: +86-10-8438-6868

Ms. Dan Shao Global Earning Pacific Limited 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 The People’s Republic of China Tel: +86-10-8438-6868

Mr. Qing Xu

Mambo Fiesta Limited

17/F, Sky Plaza No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Tel: +86-10-8438-6868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Kirkland & Ellis International LLP 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation	Amount of Filing Fee

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,168.96

INTRODUCTION

This Amendment No. 5 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (collectively, the “Filing Persons”): (a) AirMedia Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing two Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands wholly-owned by Parent (“Merger Sub”); (d) Mr. Herman Man Guo, founder, chairman and chief executive officer of the Company (“Chairman”); (e) Ms. Dan Shao; (f) Mr. Qing Xu, a director and the executive president of the Company (“Mr. Xu”); (g) Wealthy Environment Limited, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by the Chairman; (h) Global Earning Pacific Limited, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Ms. Shao; (i) Mambo Fiesta Limited, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Mr. Xu; and (j) AirMedia ESOP Company Limited. This Transaction Statement relates to the agreement and plan of merger (the “Merger Agreement”), dated September 29, 2015, and amended on June 27, 2016, December 19, 2016, June 28, 2017, and July 31, 2017, among Parent, Merger Sub, and the Company.

On December 27, 2017, Parent, Merger Sub, and the Company entered into a Termination Agreement, as a result of which the parties hereto agreed to terminate the Merger Agreement.

By filing this Transaction Statement, the Filing Persons hereby withdraw the Schedule 13E-3 that was filed with the SEC on November 15, 2015, Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on December 24, 2015, Amendment No. 2 to Schedule 13E-3 that was filed with the SEC on January 29, 2016, Amendment No. 3 to Schedule 13E-3 that was filed with the SEC on September 7, 2017, and Amendment No. 4 to Schedule 13E-3 that was filed with the SEC on November 16, 2017.

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Item 16	Exhibits

(d) -(6)	Termination Agreement, dated as of December 27, 2017, by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 28, 2017).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2018

AirMedia Group Inc.

By:	/s/ Conor Chiahung Yang
Name: Conor Chiahung Yang
Title: Special Committee Chairman

AirMedia Holdings Ltd.

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Director

AirMedia Merger Company Limited

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Director

AirMedia ESOP Company Limited

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Director

Mr. Herman Man Guo

/s/ Herman Man Guo

Ms. Dan Shao

/s/ Dan Shao

Mr. Qing Xu

/s/ Qing Xu

Wealthy Environment Limited

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Director

Global Earning Pacific Limited

By:	/s/ Dan Shao
Name: Dan Shao
Title: Director

Mambo Fiesta Limited

By:	/s/ Qing Xu
Name: Qing Xu
Title: Director

Exhibit Index

(d) -(6)	Termination Agreement, dated as of December 27, 2017, by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 28, 2017).